

Mail Stop 4631

January 27, 2017

Via E-mail
Mr. John Richardson
Chief Financial Officer
A. Schulman, Inc.
3637 Ridgewood Road
Fairlawn, OH 44333

> **Re: A. Schulman, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed October 26, 2016**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2016**
> **Filed January 9, 2017**
> **File No. 0-7459**

Dear Mr. Richardson:

We have reviewed your December 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2016 letter.

Form 10-K for the Fiscal Year Ended August 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Critical Accounting Policies, page 41

1.   We appreciate your responses to prior comments three and four. Please revise future filings to disclose and more fully discuss the most significant assumptions that impact your determination of impairments to goodwill and intangible assets in future filings, similar to some of the information you provided in your response letter.

Form 10-Q for the Fiscal Quarter Ended November 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.   We note that in prior Exchange Act filings, you disclosed pounds sold and average selling prices per pound, by segment and on a consolidated basis, which quantified the impact of changes in volume and price on net sales during each period. Please revise future filings to continue to provide these disclosures or explain to us how you intend to better quantify the impact of changes in volume and price on net sales during each period in future filings.

3.   We note that you have revised your disclosures related to product families. It also appears to us that your reporting units were based on product families. Please explain to us if or how revisions to your product families impacted your reporting units, including the amount of goodwill allocated to each reporting unit.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction

cc: Kimberly Pustulka, Esq. (via E-mail)
     Jones Day